 CARDIOME®
PHARMA CORP.

1441 Creekside Drive, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

**NASDAQ: CRME   TSX: COM**

# CARDIOME COMPLETES ENROLLMENT IN THE POST APPROVAL SAFETY STUDY SPECTRUM EVALUATING BRINAVESS®

**Vancouver, Canada, April 17, 2018** -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM), a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today announced completion of enrollment for the Phase 4 SPECTRUM study evaluating Brinavess® (vernakalant hydrochloride, IV), the Company's antiarrhythmic drug for the rapid conversion of recent onset atrial fibrillation (AF), in the post-authorization setting in the European Union (EU).

In this prospective and retrospective, observational registry, 2,000 patients were enrolled and assessed to characterize normal conditions of use, dosing and safety following administration of Brinavess. The full clinical study report (CSR) will be available during third quarter 2018 and Cardiome plans to publish these data.

"Completion of enrollment in the SPECTRUM study is an important event for Brinavess as this large clinical study fulfills our clinical commitments in the EU and adds important data on the use of Brinavess in the real-world setting," said Kiran Bhirangi, M.D., Cardiome's Vice President, Clinical Development and Medical Affairs. "This observational registry is designed to provide robust, supportive data on the safety and effectiveness of Brinavess and how it is used in real-world clinical practice. We believe Brinavess is an important treatment alternative for patients with recent onset AF, particularly for those who require pharmacologic cardioversion. Brinavess has been demonstrated to rapidly induce cardioversion and it remains a clinically proven option for physicians treating patients in the acute hospital setting."

## About Atrial Fibrillation

Atrial Fibrillation (also known as AFib or AF) is a supraventricular tachyarrhythmia with uncoordinated atrial activation resulting in ineffective atrial contraction and if left untreated, structural and/or electrophysiological atrial tissue abnormalities.[1] AF is a common cardiac rhythm disturbance that increases in prevalence with advancing age.[1] According to the American Heart Association, estimates of the prevalence of AF in the U.S. ranged from 2.7 million to 6.1 million in 2010, and is expected to rise to between 5.6 million to 12 million in 2030.[2] There are two strategies to manage AF, namely, rhythm- or rate-control. A rhythm-control strategy may be used in patients who are severely compromised, remain symptomatic despite adequate rate control, when adequate rate control is difficult to achieve, when long term rhythm control therapy is preferred, younger patient age, presence of tachycardia-mediated cardiomyopathy, and first episode of AF.[1,3] Early intervention with a rhythm-control strategy to prevent progression of AF may be particularly beneficial to the AF patient.[1]

## About BRINAVESS®

Brinavess® (vernakalant HCl, IV) is an antiarrhythmic drug that acts preferentially in the atria by prolonging atrial refractoriness and slowing impulse conduction in a rate-dependent fashion. Brinavess is approved for marketing in Europe, Canada and several other countries worldwide. In Europe, it is

approved for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: 1) for non-surgery patients: atrial fibrillation < 7 days duration; and 2) for post-cardiac surgery patients: atrial fibrillation < 3 days duration. Vernakalant IV is not approved for use in the United States.

**About Cardiome Pharma Corp.**

Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Cardiome's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

**References**

1. January CT et al. 2014 AHA/ACC /HRS guideline for the management of patients with atrial fibrillation. J AM Coll Cardiol. 2014;34:e1-e76.
2. Mozaffarian D et al. Heart Disease and Stroke Statistics-2016 Update: A Report From the American Heart Association. Circulation. 2016 Jan 26;133(4):e38-60.
3. Camm AJ et al. Guidelines for the management of atrial fibrillation, The Task Force for the Management of Atrial Fibrillation of the European Society of Cardiology (ESC). Eur Heart J. 2010;31:2369-2429.

**Forward-Looking Statement Disclaimer**

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation ("forward-looking statements") that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A discussion of the risks and uncertainties facing Cardiome are discussed in our most recent annual and quarterly reports and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. All of the risks and certainties disclosed in these filings are hereby incorporated by reference in their entirety. While Cardiome makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations

and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Cardiome® and the Cardiome Logo are the proprietary trademarks of Cardiome Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Cardiome and its affiliates worldwide.
Xydalba® is a trademark of Durata Therapeutics Holding C.V., and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed and used under license.
All other trademarks are the property of their respective owners.

**Contact:**

Justin Renz
CFO
Cardiome Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@cardiome.com

Argot Partners
Michelle Carroll
212.600.1902
michelle@argotpartners.com